Exhibit 99.26

Sandspring Resources Ltd. announces personnel changes

February 4, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce the appointment of Mr. Carmelo Marrelli as Chief Financial Officer of Sandspring Resources Ltd. based in Toronto. Mr. Marrelli replaces Mr. Jeff Vigil who has resigned to devote all of his efforts to Energy Fuels Inc. Mr. Marrelli holds a Bachelor of Commerce degree from the University of Toronto and is a qualified Chartered Accountant and Certified General Accountant. Mr. Marrelli is currently president of Marrelli Support Services, a bookkeeping firm based in Toronto, Ontario.

The Company also announces that Mr. Joel Schneyer has resigned from the Board and has been appointed a Consultant to the Company. Mr. Schneyer will be replaced on the Board by Mr. Greg Barnes. Mr. Barnes has been involved in the Toroparu Project for a number of years as a technical advisor and investor prior to completion of the Qualifying Transaction in November of 2009.  Mr. Barnes holds a B.Sc. in Geological Sciences from the University of Texas at Austin and a M.Sc. in Economics from the London School of Economics and is currently the CEO and President of Hunter Energy LLC.

In addition, the Company also announces that Mr. Charles Gryba has resigned his position as VP Technical and has been appointed a Consultant to the Company. Mr. Gryba is involved in various business enterprises and accordingly he has resigned his position with the Company to have more time to devote to these other business efforts.

Sandspring would like to thank Mr. Schneyer and Mr. Gryba for their considerable involvement with the Project and their help in completing the Qualifying Transaction. Sandspring welcomes their ongoing involvement with the Company as Consultants and having access to their experience and expertise as part of the Sandspring team.

Concurrent with the appointment of Mr. Marrelli as an Officer of Sandspring, the Company has issued 50,000 incentive stock options exercisable for 5 years at a strike price of CAD$1.49 per share and which are subject to the Company’s incentive stock option plan (the “Plan”) including vesting provisions.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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